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                              December 22, 2021

       Thomas Wojcik
       Chief Financial Officer
       Affiliated Managers Group, Inc.
       777 South Flagler Drive
       West Palm Beach, Florida 33401

                                                        Re: Affiliated Managers
Group, Inc.
                                                            Form 10-K filed
February 19, 2021
                                                            Form 10-Q filed
November 5, 2021
                                                            File No. 001-13459

       Dear Mr. Wojcik:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       December 31, 2020 Form 10-K

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 20

   1. We note your disclosure on page 23 that you anticipate performance based fees will be a recurring component of
your aggregate fees. We further note discussion in your
                                                        September 30, 2021
earnings conference call that you are continuing to grow that overall
                                                        AUM base that is
performance fee eligible and that you are bullish on the size of the performance fee
opportunity. In future filings, please separately quantify the AUM base that is performance fee
eligible for consolidated affiliates and affiliates accounted for using the equity
method, and discuss the impact of performance based fees on financial metrics and trends.
Please provide us your proposed disclosure.
       Assets Under Management, page 21

   2. In future filings, please disclose information to provide investors with a meaningful
 Thomas Wojcik
FirstName  LastNameThomas    Wojcik
Affiliated Managers Group, Inc.
Comapany22,
December    NameAffiliated
               2021        Managers Group, Inc.
December
Page  2    22, 2021 Page 2
FirstName LastName
         understanding of the performance of your investment strategies and the impact on AUM and revenue. Please discuss any relevant benchmarks and the performance against these benchmarks. Please provide us your proposed disclosure.
3. We note you include client commitments in your AUM roll forwards. In future filings, please clarify if your affiliates receive fees from client commitments. Please provide us your proposed disclosure.
Results of Operations - Consolidated Revenue, page 24

4. In future filings, please quantify the amount of revenue related to asset based fees, performance based fees and any other significant revenue activity. Please provide us your proposed disclosure. Additionally, please tell us how you considered whether to present disaggregated revenue in the notes to your financial statements in accordance with ASC
         606-10-50-5.
Equity Method Loss (Net), page 25

5. Noting material amounts of equity method intangible amortization and equity method impairments, please revise your financial performance measures table in future filings to separately present these amounts. Please provide us your proposed disclosure.
Note 1. Business and Summary of Significant Accounting Policies - (m) Revenue Recognition, page 49

6. We note your disclosure on page 7 that in the ordinary course of business, your Affiliates may reduce or waive fees on certain products for particular time periods, to attract or retain assets or for other reasons. In future filings, please quantify these amounts, if material, more clearly describe how these amounts impact the contractual revenue or income attributed to you, and disclose your accounting policies (e.g. gross vs. net) for these amounts. Please provide us your proposed disclosure.
7. We note your disclosure on page 11 that you may elect to defer or forgo the receipt of
         your share of an Affiliate   s revenue or earnings, or to adjust any
expenses allocated to
         you, to permit the Affiliate to fund expenses in light of unanticipated changes in revenue or operating expenses, with the aim of maximizing the long-term benefits. In future filings, please quantify these amounts, if material, and disclose your accounting policies for these amounts. Please provide us your proposed disclosure.
8. We note your disclosure on page 50 that consolidated revenue is adjusted for any expense reimbursement arrangements. In future filings, please quantify these amounts, if material, and tell us how you considered whether these amounts should be presented on a gross basis citing appropriating accounting guidance that supports your net presentation. Please provide us your proposed disclosure.
 Thomas Wojcik
Affiliated Managers Group, Inc.
December 22, 2021
Page 3
Note 10. Equity Method Investments in Affiliates, page 59

9. In future filings, please disclose the name of each investee and percentage of ownership of common stock. Refer to ASC 323-50-3.a.1 for guidance. Please provide us your proposed disclosure.
10. We note that the carrying amount of equity method investments in affiliates was $2,074.8
         million at December 31, 2020 and the Company   s share of
undistributed earnings from
         equity method investments was $170.6 million at December 31, 2020. In future filings, please quantify each material item which creates the difference. Please provide us your proposed disclosure.
September 30, 2021 Form 10-Q

Note 4. Other Investments, page 9

11. We note your disclosure that you account for the majority of your interests in private equity funds under the equity method of accounting. We also note disclosure on page 12 that you may consolidate affiliate sponsored investment products if your interests are considered substantial. In future filings, please separately quantify investments accounted for under the equity method and those accounted for using other accounting methods.
         Please clearly describe the relevance of NAV in your accounting for each. Please ensure your disclosure here and in MD&A clearly provides investors the information necessary to understand the activity and investments driving the recognition of the material amounts of investment and other income. Please provide us your proposed disclosure.
12. Please tell us the accounting guidance that supports your accounting policy to consolidate affiliate sponsored investment products if your interests are considered substantial.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 with any questions.



FirstName LastNameThomas Wojcik                               Sincerely,
Comapany NameAffiliated Managers Group, Inc.
                                                              Division of
Corporation Finance
December 22, 2021 Page 3                                      Office of Finance
FirstName LastName